

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 23, 2006

Mr. Richard T. O'Brien
Senior Vice President and Chief Financial Officer
Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203

       Re: **Newmont Mining Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2004
               Filed March 15, 2005
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 2, 2006
               Response Letter Dated April 24, 2006
               File No. 1-31240

Dear Mr. O'Brien:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Critical Accounting Policies

Exploration Segment Goodwill, page 54

1.   Please note that we have reviewed your response to prior comment number three and four regarding fair value and are unable to agree with your conclusion. It continues to appear that you should modify your valuation approach to estimate the fair value of your exploration reporting unit to obtain an amount at which the unit as a whole could be bought or sold in a current transaction between willing parties, as stated in paragraph 23 of SFAS 142.

2.   We have reviewed the valuation report dated February 3, 2006 that you used to perform the first step of the goodwill impairment test for the exploration reporting unit. We have also considered your responses to our prior comments with respect to your current valuation methodology for the exploration reporting unit. It continues to be unclear whether your current valuation for the exploration reporting unit provides a reasonable estimate of fair value in accordance with the requirements of paragraph 23 of Statement 142.

        The February 3, 2006 report indicates a fair value estimate at December 31, 2005 that exceeds the $1.1 billion of basis originally allocated to the exploration reporting unit at the acquisition date. Please explain whether or not you believe the fair value of this unit has increased to the extent of the difference in the fair value at the date of the acquisition as compared to the fair value at December 31, 2005. In that regard, tell us whether or not you believe that your current valuation model would have resulted in a fair value estimate of approximately $1.1 billion at the acquisition date. To the extent you believe that your new valuation model would have resulted in a fair value estimate at the acquisition date in excess of the amount you paid (that is, $1.1 billion), please consider the need to calibrate your model.

3.   We have considered how you allocate cash flows to each reporting unit in your goodwill impairment testing. It is unclear whether this methodology is consistent with the methodology that you used to allocate the purchase price to your various reporting units at the acquisition date. In that regard, please address each of the following in detail:

        ▪   We understand that the fair value of the mine sites at the acquisition date included both proven and probable reserves and mineralization that was other than proven and probable. We also note that the computation of fair value of the mine site reporting units for ongoing goodwill impairment testing purposes includes only proven and probable reserves. Please explain why you believe it is now appropriate to exclude the value of mineralization that was other than proven and probable from your fair value estimate of each mine site reporting unit.

- It appears that you need to modify your exploration reporting unit valuation approach to exclude near mine exploration results as these are an indicator of mine reporting unit value. EITF 04-3 states that a that an entity should include the cash flows associated with Value Beyond Proven and Probable (VBPP) reserves in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired.

- It continues to be unclear why it is appropriate to attribute cash flows from the entire value chain, from exploitation to production, to your exploration reporting unit, when the scope of its operations is limited to exploration. We note that you have indicated that this reporting unit is responsible for all activities associated with your efforts to discover mineralized material and advance that material into proven and probable reserves. It appears you need to modify your exploration reporting valuation approach to identify the amount of value associated with future gold production that is attributable only to the scope of operations of the exploration reporting unit.

- Your current valuation model for the exploration reporting unit credits this unit with 100% of the projected cash flows attributable to future reserve discoveries without any deduction for the cost of the underlying properties on which such discoveries will be made. In effect, the underlying cost of the properties on which discoveries will be made appears to be "free" to the exploration group under your current internal reporting structure. Please explain to us how this approach is consistent with the manner in which you valued the underlying exploration properties in other reporting units at the acquisition date. For example, to the extent you have a mineral interest and/or acreage that has yet to be explored in another one of the company's reporting units, tell us whether or not that asset was allocated a fair value of nil in the initial purchase price allocation. It appears that 100% of the future cash flows that may be derived from the exploration of such property are already included in the projected cash flows of the exploration reporting unit.

- We understand that all of the value related to possible future discoveries, not captured in the mineralization that was other than proven and probable, at existing mine sites was allocated to the exploration reporting unit at the acquisition date. It is our understanding that as these new discoveries are actually made, the related additional proven and probable reserves are allocated to the individual mine site reporting unit. That is, you are including subsequent proven and probable reserve additions in the determination of the fair value of each mine reporting unit, when in fact the mine reporting unit was never allocated any of the "exploration" value at the acquisition date. Please tell us why you do not believe it is necessary to reallocate a portion of the goodwill from the exploration reporting unit to the mine reporting unit when new proven and probable discoveries are "transferred" to the mine sites. Refer to paragraph 36 of Statement 142.

4.   We note a recent interview of your company's President, Pierre Lassonde, posted on Mineweb.com on May 15, 2006 states: "It has never been shown that exploration, if it was a business, is a very profitable business." As oil and gas exploration companies have tripled the efficiency of their business, Lassonde said, "I do not see anything on our plate that will be a step change" to advance mining exploration. He noted that only two grassroots 500,000-million ounce gold deposits have been found in the past seven years. These statements appear to contradict your exploration reporting unit valuation assumptions. Please tell us how you are able to support your overall assumption that the exploration group has the ability to generate cash flow/fair value in the magnitude that the model presents, both in terms of quantities and cash flows. Additionally, please clarify to us based on the statements made by your President, how exactly you are defining a "greenfields" exploration find. Our understanding is that greenfields exploration is defined similar to the "grassroots" deposits Mr. Lassonde describes.

Financial Statements

5.   We are continuing to consider the information provided in your letter dated May 3, 2006.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief